Store Support Center 1221 S. Belt Line Rd, Suite 500 Coppell, TX 75019 daveandbusters.com	Michael Quartieri SVP & CFO michael.quartieri@daveandbusters.com

February 3, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Keira Nakada & Rufus Decker Office of Trade & Services

Re:	Dave & Buster’s Entertainment, Inc. Form 10-K for the Fiscal Year Ended January 30, 2022 Filed March 29, 2022 File No. 001-35664

Dear Ms. Nakada and Mr. Decker:

Dave & Buster’s Entertainment, Inc. (the “Company”) submits this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 19, 2023, related to the Form 10-K for the fiscal year ended January 30, 2022 of the Company, filed with the Commission on March 29, 2022 (File No. 001-35664) (the “Form 10-K”). For ease of reference, we have repeated the Staff’s comment below in bold and included our response immediately below such comment.

Form 10-K for the Fiscal Year Ended January 30, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2021 Compared to Fiscal 2020

Reconciliations of Non-GAAP Financial Measures

Adjusted EBITDA, page 38

1.	Adjusted EBITDA appears to be a company-level non-GAAP measure, rather than a store-level non-GAAP measure, like store operating income before depreciation and amortization. Please remove the pre-opening expenses adjustment from Adjusted EBITDA, as it appears to represent normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Securities Exchange Commission

Division of Corporate Finance

February 3, 2023

Response: The Company acknowledges the Staff’s comment and will remove the pre-opening expenses from Adjusted EBITDA in future filings.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (972) 813-1151.

Sincerely,

DAVE & BUSTER’S ENTERTAINMENT, INC.

/s/ Michael Quartieri
Name: Michael Quartieri
Title: Chief Financial Officer